UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
___________________________

Mission Produce, Inc.
(Name of Issuer)
___________________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

60510V108
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)
___________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 60510V108
1.	Name of Reporting Person: Bruce C. Taylor
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 9,659,609 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 9,659,609 (1) 8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,659,609
Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 13.7% (2)
12.	Type of Reporting Person: IN
(1) Represents (i) 430,491 shares of common stock held directly by Mr. Taylor, and (ii) 9,229,118 shares of common stock held by Taylor Family Investments LLC. Mr. Taylor disclaims beneficial ownership of the shares held by Taylor Family Investments LLC, except to the extent of any pecuniary interest therein.
(2) Based on 70,729,717 outstanding shares of common stock as of 12/31/2023.

CUSIP No.: 60510V108
1.	Name of Reporting Person: Taylor Family Investments LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: US
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 0 6. Shared Voting Power: 9,229,118 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 9,229,118 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,229,118
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 13.0% (2)
12.	Type of Reporting Person: CO
(1) Mr. Taylor has sole power to vote and dispose of these shares but disclaims beneficial ownership except to the extent of any pecuniary interest therein.
(2) Based on 70,229,717 outstanding shares of common stock as of 12/31/2023.

Item 1.    (a)    Name of Issuer:

Mission Produce, Inc.

(b)    Address of Issuer's Principal Executive Offices:

2710 Camino Del Sol
Oxnard, CA 93030

Item 2.    (a)    Name of Person Filing:

Bruce C. Taylor
Taylor Family Investments LLC

(b)    Address or Principal Business Office or, if none, Residence:

2710 Camino Del Sol
Oxnard, CA 93030

(c)    Citizenship or Place of Organization:

USA

(d)    Title of Class of Securities:

Common

(e)    CUSIP Number:

60510V108
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Bruce Taylor	Taylor Family Investments LLC
(a)	Amount beneficially owned:	9,659,609	9,229,118
(b)	Percent of class:	13.7% (2)	13.0% (2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	9,659,609 (1)	0
	(ii) Shared power to vote or to direct the vote:	0	9,229,118
	(iii) Sole power to dispose or to direct the disposition of:	9,659,609 (1)	0
	(iv) Shared power to dispose or to direct the disposition of:	0	9,229,118
(1) Represents (i) 430,491 shares of common stock held directly by Mr. Taylor, and (ii) 9,229,118 shares of common stock held by Taylor Family Investments LLC. Mr. Taylor disclaims beneficial ownership of the shares held by Taylor Family Investments LLC, except to the extent of any pecuniary interest therein.
(2) Based on 70,729,717 shares of common stock outstanding as of 12/31/2023.

Item 5.    Ownership of Less of a Class:

Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

Not applicable.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.     Certifications:

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024	Bruce C. Taylor /s/ Bruce C. Taylor

Dated: January 22, 2024	Taylor Family Investments LLC

                    /s/ Bruce C. Taylor
                    Name: Bruce C. Taylor
                    Title: Managing Member